January 20, 2012

Via electronic mail and Edgar

Chris Windsor

Kate McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re: LendingClub Corporation

File No. 333-151827

Dear Mr. Windsor:

On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated December 14, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lending Club. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Supplemental Response

1. We note your response to our former comment 2 regarding postings on your blog. Your analysis contemplates each blog entry including a link to a current prospectus which excludes these blog posts from the definition of Free Writing Prospectus under the exclusion set forth in 2(a)(10)(a) of the Act. However, we note your use of other social media tools, such as Twitter and Facebook, where you do not include hyperlinks to a prospectus. Please tell us why each of these communications does not constitute a free writing prospectus or advise us how these communications are consistent with the Free Writing Prospectus rules.

As set forth in Rule 405 of the Securities Act of 1933 (the “Act”), a free writing prospectus is “…is any written communication as defined in this section that constitutes an offer to sell (emphasis added)…the securities relating to a registered offering (emphasis added) that is used after the registration statement in respect of the offering is filed…”. This definition requires that three elements be satisfied in order for a communication to be a free writing prospectus. These three elements are that the communication:

1.	constitutes an offer to sell;

2.	contains an offer to sell that relates to the securities in the registered offering; and

3.	was issued after the registration statement for the offering was filed.

The Company acknowledges that the communications in question occurred after the registration statement regarding the member payment dependent notes was filed. However, the Company believes that the communications fail to satisfy the two other required elements and as such the communications are outside of the definition of a free writing prospectus.

Contains an offer to sell that relates to the securities in the registered offering

The social media statements made directly by the Company are not related to the securities being offered by the registration and instead are (i) directed at borrower applicants, (ii) are general statements regarding peer lending or credit markets overall, (iii) are general communications to members regarding feature requests, complaints etc or (iv) are historical factual elements about the Company and its business, as such the Company believes that these communications do not relate to the securities offered by the registration statement and thus do not constitute a free writing prospectus.

Constitutes an offer to sell

In Chris-Craft Industries, Inc. V. Piper Aircraft Corporation (480 F.2d 341 (1973)), the court noted that a press release in the matter was deemed to be an offer to sell “…because it contained a statement of value (emphasis added, fn 6)…” While the Company acknowledges that the courts and the Staff have interpreted the definition of “offer, offer to sell…” in Section 2(a)(10) of the Act broadly; the Company believes that in assessing if a written communication, which itself is broadly defined in the Act, constitutes a free writing prospectus the analysis must take into account whether a “statement of value” was included in the communication.

The Company believes that to not require a statement of value would substantially reduce issuer communications, except those communications with which a prospectus could be delivered prior to, or simultaneous with, in order to comply with the FWP rules. Moreover, if an issuer did seek to file all communications to ensure compliance with the rules, the Company believes that this decision would create an unreasonable time and expense burden of filing which could either result in a substantial reduction in issuer communications or an overwhelming amount of filings thereby rendering the filings and information therein less useful. In either event, the potential investor is not benefited as either there is a dearth of issuer information for those issuers that decide not to provide communications for the reasons stated above or there is such a plethora of information that that the investor is overwhelmed and any relevant information is obscured.

As none of the social media statements made by the Company contain a statement of value as described in Piper, the Company believes that these statements do not constitute an “offer to sell” the securities under the registration statement and as such fall outside of the free writing prospectus definition.

Rule 168

Lastly, the Company believes that its social media communications are exempt from Section 2(a)(10) and Section 5(c) of the Act pursuant to Rule 168 of the Act. Rule 168 states that communications:

•	from an issuer that is required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934,

•	that have been previously released or disseminated information of the type described in the ordinary course of its business,

•

that are factual information about the issuer, its business or financial developments, or other aspects of its business, advertisements of, or other information about, the issuer’s products or services; and dividend notices.

•	the timing, manner, and form in which information is released or disseminated is consistent in material respects with similar past releases or disseminations; and

•	are not made by an investment company registered under the Investment Company Act of 1940 (the “ICA”) or a business development company as defined in the ICA.

are exempt from Section 2(a)(10) and Section 5(c) of the Act.

As noted above, the communications consist of factual information about the issuer, information about the issuer products, services or marketplace, suggestion/complaint communications or communications directed at borrower members. The dissemination of these communications are also consistent with in type and manner of previously released information. As a result, the Company reasonably believes that Rule 168 would apply and that these communications are not an offer to sell and as such are not free writing prospectuses.

Pool Corp. Referral Program

2. We note your response that you did not file the Pool Corp. contract because it was “made in the ordinary course of business;” however, you have not provided analysis to support this claim. We note that you issued a press release when you entered into this contract and the description of the arrangement as a “blueprint” and “template for other industries” that might set up similar referral programs. This language seems to indicate that the contract was not made in the ordinary course of business. Please provide your analysis to the staff.

The contractual arrangement with Pool Corporation only focused upon the referral of borrowers to the Company’s platform and did not contemplate any requirement that Pool Corporation fund any of these loans. This arrangement for borrower referrals and the underlying contract is routinely entered into by the Company in the everyday operation of its origination business as evidenced by its approximately 3,000 borrower referral partners. Moreover, the decision of Pool Corporation to fund the loans it referred was not material to the decision of the Company to enter into the agreement and in fact is not even cited in the agreement (which has been supplementally provided to the Staff) and as evidenced by the actual performance of the relationship previously provided to the Staff it was not material during the past year.

The Staff’s references to “blueprint” and “template for other industries” need to be taken within the context of the entire statement:

“Setting up an industry-specific financing arm is complex and generally reserved for large corporations who provide their own financing. Investing in personal loans through Lending Club is a uniquely transparent and easy way to provide financing and stimulate growth in specific industries,” said Lending Club CEO Renaud Laplanche. “What Pool Corp is doing is a blueprint for other providers of home improvement goods and services who want to help creditworthy consumers obtain the loans they need to complete their projects. It’s a clever application of our platform that can serve as a template for other industries, and we’re excited to be at the forefront of innovation once again.”

The cited language does not, in the Company’s opinion, make this arrangement out of the ordinary course, but only highlights the original and non-traditional thinking by Pool Corporation in undertaking and assisting their customers in finding alternative sources of financing and how other smaller companies should consider such non-traditional options that leverage outsourced services of originating and funding. We also respectfully inform the Staff that Pool Corporation never took more than 10% of any loan and thus predominantly relied upon other investors, in the ordinary course of operation of that portion of our business, to fund the projects of their referrals. Lastly, the Company respectfully reminds the Staff that it operates two synchronous business, investing and originating/lending, and parties may find themselves working with the Company in one or both business in the ordinary operation of these business and because an entity may find themselves on both sides does not make the transaction outside of the ordinary course. For example, besides Pool Corporation we have families that refer family members to our platform and then fund the entire loan as a way to provide “legitimacy” to the intra-family loan and we have numerous small industry groups that use our platform as an alternative funding source for their customers – and these partners may or may not fund these loans, but the key element is the referral of high quality borrowers to our platform. Again, these uses are in the ordinary course of our businesses in total. We respectfully disagree with the Staff that the above language in press release makes our agreement standard, boilerplate referral agreement with Pool Corporation an agreement outside the ordinary course of business.

Portfolio Tool

3. In your response to our former comment 9, you describe a portfolio tool that uses a nonrisk based algorithm to allocate investors’ money between loans in order to arrive at a targeted nominal interest rate. The staff continues to have concerns that investors are not being provided with a tool that facilitates their investment intent (such as a filter), but rather a tool that selects loans for them. For example, there are many combinations of loans that will achieve the targeted interest rate, and therefore the tool you describe must exercise discretion. Please provide further analysis as to why this does not constitute a separate security from the ones you have registered.

4. In addition, please tell us how your system chooses a “fulcrum loan” when more than one loan matches the criteria selected.

We have reviewed the concerns of the Staff and propose the following further revisions to the portfolio builder to make the system more akin to a pure search tool driven by the inputs of the investor:

(i)	the investor inputs the amount of funds they would like to invest (in the aggregate) and the maximum amount per Note.

(ii)	the investor sets the breadth of inventory of Notes (All, A-C, B only, B and E, C-F, etc) that the investor is interested in reviewing by either selecting:

a.	specific Note grade(s) (A-G) or

b.	from 3 pre-set buttons (All, A-C or D-G)

(iii)

the investor is then shown a distribution, by sub-grade, of all Notes available within the inventory they have created. The investor can further refine this inventory by using available filters (DTI, term, etc).

(iv)	once the final inventory is established by the investor, the investor designates what sub-grade within the inventory they would like to be the “fulcrum loan.”

(v)	the system then allocates the capital inputted in the following manner:

a.	first, into all available loans that match the fulcrum loan (i.e. all B2 loans that meet the investor’s established criteria).

b.	second, if additional capital remains to be allocated, then

1.	one sub-grade to the left (i.e. increasing in credit quality) from the fulcrum loan and purchases the oldest loan in that sub-grade.

2.	one sub-grade to the right (i.e. decreased credit quality) in the selected inventory and purchases the oldest loan in that sub-grade.

3.

the system will continue to alternate in the above manner until the capital is completely allocated or the inventory for the sub-grades that are one degree outside of the Fulcrum Loan (on either side) is exhausted.

4.

if additional capital remains, the system will then move two degrees out from the Fulcrum Loan (both above and below) and allocate capital in the manner described in b(1) and (2) in alternating fashion and continue moving out until the capital is fully allocated.

(vi)	once the capital is completely allocated or the selected inventory is exhausted, the investor is presented with:

a.	a distribution chart that shows the investor exactly how the selected Notes are distributed on and around the Fulcrum Loan and how many Notes are in each sub-grade.

b.	a pie chart with the allocation by grade (A-G) of Notes that were derived from the choices by the investor and the number of Notes in any applicable grade.

c.	the weighted average nominal interest rate that the allocation represents and the nominal rate selected by the investor for the Fulcrum Loan.

(vii)	all capital is deployed into Notes on a FIFO basis.

Once the investor has determined the applicable inventory and has allocated their capital, the investor will proceed through the Company’s current purchase process that continues to allow the investor to:

(i)	go back into the tool to revise filters.

(ii)	add or remove Notes,

(iii)	change any amount allocated to a specific Note.

The Company believes that the system described above provides the investor with a powerful search and distribution tool that leaves no discretion to the Company and, by allowing the investor to set the outside bounds of the inventory, resolves the Staff’s concern of establishing the allowable degrees of movement out (in either direction) from the fulcrum loan, as the number of degrees will be established by the following factors established by the investor:

(i)	amount to be invested.

(ii)	amount per Note.

(iii)	inventory criteria in relation to available inventory on the platform at any time.

The Company has supplementally provided the Staff with screen shots of a Note distribution.

Prime Account

5. We note your response to our former comment 10 regarding the PRIME account feature. Despite choosing broad parameters regarding the allocation of loans between grades, investors do not seem to be making the specific investment decision in loans purchased on their behalf. Investors are not making the investment decision before the notes are purchased, even if they are allowed to put loans back to the Company that they do not wish to own. LendingClub appears to be investing in a separate security on behalf of the investor. Please register these securities or tell us the exemption from registration upon which you are relying.

The Company respectfully disagrees with the Staff’s position that mere ministerial acts of the Company in committing investor funds in a manner specifically directed by an investor results in the creation of a separate security on behalf of the investor and that such security must either be registered or exempt from registration under the Act. In numerous no-action letters1, the Staff has looked at a variety of factors in assessing the risks assumed by the investor, including if the investor holds the “rights and status” of ownership of the underlying asset and thus if a separate security exists.

[1]

Apfel & Co., Inc, No-Action Letter (July 18, 1991), Merrill Lynch, Pierce, Fenner & Smith Inc. SEC No-Action Letter (September 26,1990), E.F. Hutton & Co., Inc., SEC No-Action Letter (March 28, 1985), Pension Administrators, Inc., SEC No-Action Letter (October 18, 1989), and Jasephthal & Co., SEC No-Action Letter (November 25, 1974).

The following are the factors that the Staff has assessed in determining if a separate security exists:

•	the investor is the direct owner of the investment and a real party in interest.

•	the investor is not required to join other holders to enforce any rights again the issuer of the security in the event of a default on the security.

•	the investor receives all relevant communications regarding the issuer that a direct owner would receive.

•	the actions of the Company are purely ministerial.

•	the underlying assets are not the assets of the Company.

•	the investor has the same benefits or risks that would be present if the asset was purchased directly.

•	there are no factors present, generally, that would require the investor to rely on the Company to obtain the benefits of investment.

The Staff has determined that affirmative responses to the foregoing make it less likely that a separate security exists.

In the prime program, the investor satisfies all of the foregoing elements as follows:

•	the investor is the record and beneficial owner of each Note and the Company has no ownership interest in any Note purchased.

•

the investor is not required to join other holders in enforcing its rights in a Note. The Company does acknowledge that the investor is required to retain the Company to service the collection of the underlying loan, but the Company believes that the overall intent of the factor is satisfied in spite of this requirement.

•

the investor directly receives any and all communications related to a Note that it has purchased and can interact with our collections department on individual matters seeking clarification on collections issues.

•	the Company is merely performing ministerial actions with no discretion, and only as specifically directed by the investor.

•

other than the servicing rights described above and any interest directly purchased by the Company, the underlying asset (the member loan) while held by the Company has been fractionalized to the extent of the value of the asset and thus is only nominally an “asset” of the Company and is more so an asset of each individual investor, to the extent of each investor’s interest, and hence represents a specific, identifiable interest in the underlying loan and is not an undivided interest in a group of loans.

•	The investor has the exact same benefits or risks in the Note as any other holder of an interest in the Note has, and in fact holds the same security as any self-directed investor.

•

excluding (i) the servicing rights of the Company (ii) the underwriting activity of the Company, and (iii) as previously discussed, the fact that the investor does not rely upon the skill or expertise of the Company in performing ministerial activities, the investor does not rely on the Company to obtain the benefits of the investment, the investor is only looking to the ability of the underlying borrower for any such benefits.

•	the investor knows each underlying loan in which it is invested and only the investor can opt to move its funds from a specific loan through the secondary market.

In addition to above, in contrast to the findings in Gary Plastic v. Merrill Lynch2, which applied the Howey3 test in assessing whether a separate security existed as a result of a CD program operated by Merrill Lynch, the following elements are not a part of the prime program:

•	the Company states that the Notes purchased though prime would have any better return than a Note purchased directly through the Company’s platform.

•	the Company employs or promises to employ any skill or expertise in assessing the risks of any Note.

•

a separate secondary market exists only for the Notes purchased through the prime program and there is continual marketing of the Notes is undertaken by the Company to facilitate the secondary market. The secondary market that does exist is available to all investors.

Based upon the foregoing elements and prior Commission rulings, the Company believes that no separate security exists as a result of the ministerial actions under prime.

6. Similarly, by allowing the Investor to spread his/her funds across all grades following the platform distribution, you appear to be offering a separate security to investors. You note in your account materials that this product is “similar to an index fund.” Please register these securities or tell us the exemption from registration upon which you are relying.

The reference cited by the Staff is merely intended to be illustrative to investors. Often inventors have asked what the platform distribution is and have attempted to convey that direction on the instruction form. As a short-hand for this request, this language was inadvertently added, and will be removed on all subsequent forms. As set forth in the Company’s response to Staff Comment #5, the Company does not believe that a separate security has been created in the operation of prime.

Marketing Materials

7. We note the representation on your website that “investors with 800 Notes or more purchased from LendingClub have experienced 100% positive returns.” Please tell us how many investors are included in this category and the average age of their portfolios. In addition, please tell us the average return of only those notes in the “800+” portfolios that have reached maturity (or have been charged off) as of a recent date.

As of January 15, 2012, the

•	number of investors that have 800+ Notes that represent at least 800+ unique borrowers is: 1,496.

[2]	756 F.2d 230 (2d Cir 1985)

[3]	SEC v. W.J. Howey Co., 328 U.S. 293

•	average age of these investor accounts is approximately 24.1 months (or 733 days).

•

average age of the portfolios in these accounts is approximately 11 months (or 335 days). We believe that this 100% difference in account age versus portfolio age is explained by the fact that in order to optimize the platform experience investors are continually reinvesting proceeds from current investments and increasing their investment capital, which combine to decrease the average age of an active portfolio as an increasingly larger number of new Notes are acquired.

•	average return of these portfolios is 9.7%.

•

subset of Notes that these 1,496 investors owned, which were originated before January 2009 and thus are part of a cohort of Notes that have had an opportunity to reach maturity (or have been pre-paid or charged-off) have a return of 2.5%. We do not believe that focusing only on these Notes is representative of the performance of these portfolios overall as this subset disproportionately focuses on a relatively small sample that was issued under a significantly different credit policy then in place today and that were maturing during a different economic climate. The Company has supplementally provided to the Staff the default curves for 36 month loans (which are the only loans that have had the opportunity to reach maturity) that demonstrate the significant improvement in loan performance. We expect to incorporate similar default curves into our Annual Report on Form 10-K filings.

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jason Altieri

Jason Altieri

General Counsel